AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.
MONTHLY PRICING SUPPLEMENT, DATED MAY 1, 2013,
TO THE PROSPECTUS, DATED APRIL 27, 2012

Monthly Pricing Supplement
(unaudited)

On May 1, 2013, our net asset value (“NAV”) per institutional share is $9.939 and our NAV per retail share is $10.049.

The following sets forth the calculation of NAV for each of the institutional shares and retail shares:

Net Asset Value as of April 1, 2013:	$11,403,171.36

Net Assets as of May 1, 2013:
Real Estate Properties, at Fair Value	$30,245,163.38
Non-Real Estate Assets (1)
Cash and Cash Equivalents	438,084.97
Subscriptions Receivable	40,272.45
Prepaid Organizational and Other Costs	4,717,118.97
Total Net Assets	35,440,639.77
Liabilities
Financing	18,860,027.07
Deferred Revenue	130,211.91
Redemptions Payable	34,000.00
Other Liabilities (1)	3,478,548.10
Total liabilities	22,502,787.08
Net Asset Value	$12,937,852.69

(1)     As described in “Valuation Policies” in our Prospectus, the Company estimates operating income and certain expenses and adds, or deducts, the daily accrual of such estimated expenses in determining NAV. Any operating income or such expense items that exceed the amount of such estimates will be adjusted monthly on a going forward basis.

The NAV per share for a particular day can be found on our website at www.arcdailynav.com or by calling our toll-free, automated telephone line at 1-866-532-4743.

Below is the NAV per share for each of the institutional shares and the retail shares for each day subsequent to our last pricing supplement.

Date	NAV per institutional share	NAV per retail share
April 2, 2013	$ 9.927	$ 10.037
April 3, 2013	$ 9.927	$ 10.037
April 4, 2013	$ 9.927	$ 10.037
April 5, 2013	$ 9.927	$ 10.038
April 8, 2013	$ 9.927	$ 10.038
April 9, 2013	$ 9.927	$ 10.038
April 10, 2013	$ 9.927	$ 10.039
April 11, 2013	$ 9.927	$ 10.039
April 12, 2013	$ 9.927	$ 10.039
April 15, 2013	$ 9.927	$ 10.039
April 16, 2013	$ 9.927	$ 10.040
April 17, 2013	$ 9.927	$ 10.040
April 18, 2013	$ 9.927	$ 10.041
April 19, 2013	$ 9.927	$ 10.041
April 22, 2013	$ 9.927	$ 10.042
April 23, 2013	$ 9.927	$ 10.043
April 24, 2013	$ 9.927	$ 10.043
April 25, 2013	$ 9.933	$ 10.043
April 26, 2013	$ 9.933	$ 10.043
April 29, 2013	$ 9.933	$ 10.049
April 30, 2013	$ 9.939	$ 10.049
May 1, 2013	$ 9.939	$ 10.049

The real estate properties have initially been valued at cost, which we believe represents fair value. After such initial valuations, the value of these properties will be determined taking into consideration the valuations performed by our independent valuer, which will be performed on each property at least one calendar quarter after its acquisition. As of May 1, 2013 the valuation of $30.2 million compares to a GAAP basis of real estate properties (before accumulated depreciation and amortization) of $28.5 million, representing an increase of approximately $1.7 million or 6.0%. The following are key assumptions (shown on a weighted-average basis) that are used in the direct capitalization models to estimate the value of our real estate investments by property type:

Property	Carlisle, IA	Phoenix, AZ	Gloster, MS	Alorton, IL	Kansas, OK	Woodville, MS	Chili, NY	Temple, TX	Converse, TX	Weighted Average Basis
	– Retail	– Retail	– Retail	– Retail	– Retail	– Retail	– Industrial	– Retail	– Retail
Overall Cap Rate	7.25%	7.25%	8.75%	8.25%	8.75%	8.75%	7.50%	7.50%	(1)	7.25%
Direct Cap Value	$ 1,230,000	$ 2,090,000	$ 780,000	$ 1,000,000	$ 1,030,000	$ 790,000	$ 21,150,000	$ 1,100,000	$ 1,075,000

(1)     Newly acquired property valued at cost basis.

A change in the rates used would impact the calculation of the value of our properties. For example, assuming all other factors remain constant, an increase in the weighted-average annual overall capitalization rate of 0.25% would reduce the value of our real properties as of May 1, 2013 by approximately 3.25%. This is only a mathematical illustration and is not intended to qualify the values reflected above.